CONFIDENTIAL TREATMENT REQUESTED

November 29, 2012

VIA EDGAR CORRESPONDENCE

Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biomet, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011

Filed August 12, 2011

File No. 1-15601

Response Letter filed May 21, 2012

Dear Ms. Blye:

We refer to the comment letter, dated May 9, 2012, received from the staff (the “Staff”) of the Commission’s Office of Global Security Risk with respect to the Annual Report on Form 10-K for the fiscal year ended May 31, 2011 of Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”). In connection with our response to certain of the comments provided by the Staff, we are writing to supply additional information on certain business activities related to Syria. For your convenience, we have included the text of the Staff’s comments.

1.	You state in your response to comment 1 in our letter dated March 19, 2012 that you have sold and sell products into Syria through independent third-party distributors, in transactions not requiring U.S. export licenses. Please tell us whether any of your products sold or to be sold into Syria, or their components, are on the Commerce Control List maintained by the Commerce Department’s Bureau of Industry and Security or otherwise are considered dual-use items. If they are on the CCL or otherwise are considered dual-use items, describe for us the military uses of the products and/or components. Tell us also whether, to the best of your knowledge, understanding and belief, any of the products or components have been put to military use by the government of Syria and, if so, tell us about any such uses of which you are aware.

Supplemental Response:

[***]

***	Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Biomet, Inc.

Cecilia Blye

Securities and Exchange Commission

November 29, 2012

*        *        *         *        *

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact me at 574-371-1701.

Sincerely,

/s/ Bradley J. Tandy
Bradley J. Tandy
Senior Vice President, General Counsel and Secretary

cc:	Jennifer Hardy

Special Counsel

Amanda Ravitz

Assistant Director

Division of Corporation Finance

James D. Small III, Esq.

Helena K. Grannis, Esq.

Cleary Gottlieb Steen & Hamilton LLP